

Antonio Filosa is a veteran of the Company with a proven track record of hands-on success during his more than 25 years in the automotive industry.

He has led Stellantis in both North and South America as well as in Global Quality. During his time as Chief Operating Officer of South America, the FIAT brand gained the market leading position and the Peugeot, Citroën, Ram, and Jeep® brands significantly grew. As a result, Stellantis increased its clear leadership in the region.

He worked on the creation of the Pernambuco plant, one of South America's largest automotive hubs, and launched Jeep® in Brazil, which became the brand's leading market outside of the United States.

As Jeep® CEO, Antonio Filosa expanded the brand's global presence, including in Europe, thanks to hugely popular products such as the Jeep Avenger. He was most recently promoted to the role of Chief Operating Officer, Americas in December 2024. Since his appointment, he has initiated the strengthening of the U.S. operations, including by significantly reducing excessive dealer inventory, reorganizing the leadership team, driving the process of introducing new products and powertrains, and increasing dialogue with dealers, unions and suppliers.

Born in Naples, Italy, in 1973, Antonio Filosa holds a master's degree in engineering from Politecnico di Milano (Italy) and an executive MBA in business administration from Fundação Dom Cabral (Brazil).